WILLIAMS LAW GROUP, P.A.
2503 W. Gardner Ct.
Tampa FL 33611
Phone:  813-831-9348
Fax:  813-832-5284
e-mail:  wmslaw@tampabay.rr.com

August 11, 2010

Chambre Malone
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. St., N.E.
Washington, D.C. 20549-7010

Re:	Enviratrends, Inc.
Registration Statement on Form S-1
Amendment No. 1.
File No. 333-164086

Dear Ms. Malone:

We have filed on EDGAR the above Amendment No. 1.

Thank you for your consideration.

Sincerely,

/s/ MICHAEL T. WILLIAMS, ESQ.

Michael T. Williams, Esq.

Comment Number	Explanation
1 .	See attached Response to Comments 1 and 3.

2 .
Russell Haraburda has held his current position since our formation in June 2009. He became and has been President and CEO of ImagiTrend, Inc. a company that has had no revenues or sales and no employees. It is not anticipated that ImagiTrend will engage in any business activities in the future. He has had no relationship with Vista Partners LLC during the past 5 years. He served as Manager of Vista Partners LLC from 1998 to 2004. The company attempted to make introductions of business to business with no success. The company had no revenues or employees. Mr. Haraburda may be considered as a Promoter of our company. Mr. Haraburda contributes his years of entrepreneurial business experience as a member of our Board.

3 .	See attached Response to Comments 1 and 3.

4 .	Mr. Haraburda now identified as a promoter. Corporate Governance and Director Independence section added.

5 .	We have revised the disclosure to use the name ImagiTrend Group LLC throughout.

6 .
Description of status of manufacturing and revenue generating activities revised in “Summary:: As of the date of this registration statement, we have no agreements with any third party manufacturers.  We have not yet commenced any manufacturing of our products.  We have not sold any products as of the date of this registration statement.  We anticipate stepping up our marketing efforts with mass mailings and catalogue sales contacts in February 2011.  We anticipate we will make our initial sales in July 2011 and begin delivering product in July 2011.

In “Business:”  If we secure then necessary funding of $500,000, we plan on opening a 4,000 square foot production facility on Washington Blvd. in Sarasota, Florida to produce the Eternal Gems in the second quarter of 2011.  Until we build our own production facility, we will rely on third party manufacturers to make our products.  As of the date of this registration statement, we have no agreements with nor have we identified as of yet any third party to manufacture our products.

Further we have not identified any sources and availability of raw materials or the names of principal suppliers of raw materials necessary to manufacture our products.

In “Risk Factors:”
Our lack of generating revenues from operations makes it difficult for us to evaluate our future business prospects and make decisions based on those estimates of our future performance.

Although we have taken significant steps to develop our business plan since our inception, as of the date of this registration statement, we have not generated any revenues.  We have not entered into any agreements to manufacture our products and we have not yet sold any products.

7 .	See response to comment 6 above. Information disclosed as requested.

8 .	See response to comment 6 above. Information disclosed as requested.

9 .	Management determined that it wished its corporate activities to be governed by the laws of the State of Wyoming and so it incorporated in that state.

10 .
We currently have 19,331,959 shares issued and outstanding.  We have conformed disclosure throughout.  Note that additional shares were sold privately in a private offering that meets the requirements of non-integration set forth in Securities Act Release No. 8828

11 .
Risk Factor revised as follows:  The report of our independent registered public accounting firm that raises substantial doubt as to whether we can continue as a going concern based upon our lack of operating history and revenues.

12 .	Date changed to September 30, 2011.

13 .	Natural person who is beneficial owner identified in chart.

14 .	We have added the following disclosure: No selling shareholder except as follows is an affiliate of our company except for Mr. Williams and Mr. Burk.

15 .	References to FINRA revised and conformed.

16 .
Disclosure revised as follows:  To be quoted on the OTC Bulletin Board, a FINRA market maker must file an application on our behalf in order to make a market for our common stock before a trading symbol can be issued.  We have engaged in preliminary discussions with a FINRA Market Maker, Glendale Securities, to file our application on Form 211 with FINRA, but as of the date of this prospectus, no filing has been made and no agreement has been entered into to make such filing.  Based upon our counsel’s prior experience, we anticipate that after this registration statement is declared effective, it will take approximately 2 – 8 weeks for FINRA to issue a trading symbol if and when a FINRA market maker files our application on Form 211.

17 .
Disclosure revised as follows:  FINRA cannot deny an application by a market maker to quote the stock of a company.  The only requirement for inclusion in the bulletin board is that the issuer be current in our reporting requirements with the SEC.  Listed exchanges have higher standards and requirements which we may never meet.

Although we anticipate that securing a qualification for quotation on the OTC Bulletin board will increase liquidity for our stock, investors may have greater difficulty in getting orders filled because it is anticipated that if our stock trades on a public market, it initially will trade on the OTC Bulletin Board.   There is no assurance that our stock will ever trade on a listed market other than the OTC Bulletin Board, and as noted above, there is no assurance our stock will ever be qualified for quotation on the OTC Bulletin Board.

18 .	See response to comment 17 above.

19 .	Employment Agreement amended to provide for full time employment. Disclosure throughout conformed and Amendment filed as Exhibit 10.3. Employee section revised as follows:
We have the following one full time employees, our president. Remaining services provided by independent contractors.
We have no collective bargaining agreement with our employees. We consider our relationship with our employees to be excellent.

20 .
Disclosure revised as follows:  Russell Haraburda has held his current position since our formation in June 2009.  He became and has been President and CEO of ImagiTrend, Inc. a former pet and consumer products company. The company has had no revenues or sales and no employees.  ImagiTrend has engaged in certain transactions with us as described in “Certain Relationships And Related Transactions,” below.  He has had no relationship with Vista Partners LLC during the past 5 years. He served as Manager of Vista Partners LLC from 1998 to 2004. Vista Partners attempted to make introductions of business to business with no success. Vista Partners no revenues or employees.

21 .	See response to Comment 20 above.

22 .	Numbers revised and reconciled.

23 .
The following was added under “Manufacturing:”  Further we have not identified any sources and availability of raw materials or the names of principal suppliers of raw materials necessary to manufacture our products.

24 .	Disclosure revised throughout entire filing to clearly disclose current status of our business as pre-revenue.

25 .	Disclosure revised as follows: We intend to turn, through third party manufacturers, cremated pet ashes into glass “Eternal Gems.”

26 .
Disclosure revised as follows: The process involves melding glass grade sand to achieve a liquid state.  In the process the animal ashes are infused into the melted state.  The infused glass with the incorporated ashes is then blown and sculptured into the final art form with the pet's ashes included in the sculpture.

27 .	No longer buying these furnaces ourselves at this time. Disclosure revised.

28	Still unidentified, as disclosed.

29	Revised to include this agreement.

30	Conflicting phrase eliminated.

31	Plan of Operations with requested information added.

32	Disclosed.

33	There is now only an oral month to month master lease and thus only an oral sublease, as disclosed.

34	This entire section revised and updated and conforms to the financial statement footnotes.

35
Disclosure revised as follows:  There are 1,014,950 shares of our common stock held by non- affiliates and 18,317,000 shares held by affiliates that Rule 144 of the Securities Act of 1933 defines as restricted securities.

36	Updated the disclosure.

37
The Company issued 3,180,00 share of no par value common stock to ImagiTrend Group LLC for the right, title, and interest in the names “Eternal Gems: and “Petmorial” and all trade secrets and other intellectual property pertaining to the process of creating the product.  ImagiTrend Inc. transferred these assets to ImagiTrend Group LLC.  ImagiTrend Inc. had acquired these assets along with other assets including equipment, licenses, and permits in 2005.  ImagiTrend Inc. amortized these assets over their useful lives and due to circumstances surrounding the business, ImagiTrend Inc. determined that the intangible assets were permanently impaired and wrote the value down to $0.  The president and majority shareholder of ImagiTrend Inc., and ImagiTrend Group LLC, is also the founder and president of EnviraTrends, Inc.

ASC 805-50 states that assets acquired are recognized based on their cost to the acquiring entity, which generally includes the transaction costs of the asset acquisition, and no gain or loss is recognized unless the fair value of noncash assets given differs from the asset’s carrying amounts on the acquiring entity’s books.  Under generally accepted accounting principles, the purchase of intangible assets is recorded at fair value. Asset acquisitions in which the consideration given is cash are measured by the amount of cash paid, which generally includes the transaction costs of the asset acquisition. However, if the consideration given is not in the form of cash (that is, in the form of noncash assets, liabilities incurred, or equity interests, measurement is based on either the cost which shall be measured based on the fair value of the consideration given or the fair value of the assets (or net assets) acquired, whichever is more clearly evident and, thus, more reliably measurable.

ASC 805-30-5 states, “when accounting for a transfer of assets or exchange of shares between entities under common control, the entity that receives the net assets or the equity interests shall initially measure the recognized assets and liabilities transferred at their carrying amounts in the accounts of the transferring entity at the date of transfer.  Also, SAB 48, “Transfers of Nonmonetary Assets by Promoters or Shareholders,” states that if nonmonetary assets are received by a newly formed or closely held company from promoters or shareholders in exchange for stock, such assets should normally be recorded at the historical cost basis of the promoters, or shareholders.  This guidance would apply to the Company’s situation as the president and majority shareholder of ImagiTrend Group LLC is the founder and president of EnviraTrends.  Therefore, the Company should record the intangible assets at the value it was recorded on the books of ImagiTrend Group LLC which was $0.

38	Revised and updated.

39	Services added.

40	Exhibit numbers properly identified.

41	Exhibit 4.1 filed.

42	Amended articles filed as Exhibit 10.5

43	Revised Opinion filed as Exhibit 5.1

RESPONSE TO COMMENTS 1 AND 3

In response to Comments 1 and 3, it is the Company’s position that it is neither a shell company nor a blank check company.

SHELL COMPANY

Definition of Shell Company

In SEC Release No. 33-8587, the Commission stated:

We are defining a “shell company” as a registrant with:

•	no or nominal operations

and

•	either no or nominal assets, assets consisting solely of cash and cash equivalents, or assets consisting of any amount of cash and cash equivalents and nominal other assets.

We note that this is an “and” test, not an “or” test.  Thus, if the Company has more than no or nominal operations, it is not a shell company, regardless of whether or not it has any assets.

We further note that the test is not based upon revenues but upon operations, an important distinction.  A company that has more than nominal operations but has not generated revenues is not a shell company within this definition.

The SEC stated, “We are not defining the term “nominal,” as we believe that this term embodies the principle that we seek to apply and is not inappropriately vague or ambiguous.[32]”

To demonstrate that the Commission did not think the term vague or ambiguous, they indicated specifically what would be considered nominal.

[32] We have become aware of a practice in which a promoter of a company and/or affiliates of the promoter appear to place assets or operations within an entity with the intent of causing that entity to fall outside of the definition of “blank check company” in Securities Act Rule 419. The promoter will then seek a business combination transaction for the company, with the assets or operations being returned to the promoter or affiliate upon the completion of that business combination transaction. It is likely that similar schemes will be undertaken with the intention of evading the definition of shell company that we are adopting today. In our view, where promoters (or their affiliates) of a company that would otherwise be a shell company place assets or operations in that company and those assets or operations are returned to the promoter or its affiliates (or an agreement is made to return those assets or operations to the promoter or its  affiliates) before, upon completion of, or shortly after a business combination transaction by that company, those assets or operations would be considered “nominal” for purposes of the definition of shell company.

If, then, the company has no intention to place assets or operations in that company and those assets or operations are returned to the promoter or its affiliates (or an agreement is made to return those assets or operations to the promoter or its  affiliates) before, upon completion of, or shortly after a business combination transaction by that company, according to the SEC, the Company would not be considered a shell company.

Nonetheless, some confusion arose over the application of the definition to early stage, pre-revenue companies with legitimate business plans that were taking active steps to implement their business plans as opposed to companies with phony business plans that did not take and did not intend to take actions to implement a business plan.  To clarify that the shell company definition did not apply in the first situation, early stage, pre-revenue companies with legitimate business plans that were taking active steps to implement their business plans, the Commission in adopting revisions to Rule 144 in Release No. 33-8869 stated:

Contrary to commenters’ concerns, Rule 144(i)(1)(i) is not intended to capture a “startup company,” or, in other words, a company with a limited operating history, in the definition of a reporting or non-reporting shell company, as we believe that such a company does not meet the condition of having “no or nominal operations.”

Thus, the SEC has explicitly stated that a company is not a shell company if:

•	The company is early stage, pre-revenue “start up” company with a legitimate business plan that is taking active steps to implement its business plan.

•
The company has no intention to place assets or operations in that company and those assets or operations are returned to the promoter or its affiliates (or an agreement is made to return those assets or operations to the promoter or its  affiliates) before, upon completion of, or shortly after a business combination transaction by that company.

If FINRA disputes this interpretation, we urge FINRA staff to contact Mr. Kevin O’Neill, the author of the shell company definition, at the SEC, with whom our firm has had numerous discussions on this issue, to confirm that our interpretation set forth above is consistent with the Commission’s position.

The Company has more than No or Nominal operations.

We note specifically that the SEC has indicated that the shell company definition is not based upon revenues but upon operations.  The registration statement contains specific disclosure of the significant, not nominal, steps the Company has taken and has committed to take to implement its legitimate business plan to engage in environmental remediation activities.

More significantly for the determination of whether or not the Company is a shell company under the SEC’s definition and interpretation described above, the registration statement goes on to describe that the company in fact has taken significant operational steps the Company to implement its business plan:

We sell a pet memorial product.  We turn cremated pet ashes into glass “Eternal Gems.”  Eternal Gems differ in color and clarity, and size depends on the weight of the animal. One can have all the cremated remains converted into an Eternal Gem sculpture or select a design from the Gemstone or Touchstone Series, which require a smaller portion of the cremated remains.

Since our inception, we have been continuously engaged in operational activities related to developing our business plan by:

•	securing the rights to our product,
•	completing the development phase of manufacturing and selling our products,
•	preparing for discussions with third party manufacturers to make our products – although we have no contracts in place as of the date of this registration statement, and
•	preparing to start producing by marketing to pet crematoriums, cemeteries, major pet supply chains and veterinarians.

Further, as requested in the comment, a detailed discussion of the plan of operation for the next 12 months has been added, as follows:

Plan of Operations during the Next Twelve Months

If we secure the necessary funding, we plan to implement the following operational activities in the next 12 months:

Event	Actions	Time	Total estimated cost
Develop Supplier Network	Meet with prospective supplier and finalize contracts with supplier of finished pet memorial product line. Enter into contract as to pricing. Confidentiality and Non-Compete documents required. Finalize details with supplier regarding pet remains, shipping containers, artwork and final packaging and mail system.	April 1, 2010	$200,000
Implement marketing Plans	We will use mass mailings and internet marketing campaigns to promote product awaremess and eventually sales of our product including print ads in dog and cat magazines	February 2011	$400,000
Open Production Facility	We plan to open a 4,000 foot production facility in Sarasota Florida to produce our product line – Eternal Gems	April 1, 2011	$500,000
Initial Sales	We anticipate taking orders for our product via telephone and internet and commence fulfilling those orders	July 1, 2011	$250,000
Delivery of Products	Products will be delivered approximately 30-60 days after the order is processed	September 1, 2011	$200,000

All of the above clearly demonstrates that the Company has had and continues to have significant operational activities and thus does not meet the definition of a shell company under the SEC’s guidelines and interpretations.

Management of the Company has no intention of creating a Footnote 32 Shell.

Russell Haraburda, President of the Company, has represented that:

•
The Company has no intention to place assets or operations in that company and those assets or operations be returned to management or its affiliates and has no agreement or understanding to return those assets or operations to management or its affiliates at any time.

•	The Company is not engaged in a scheme to avoid the definition of a shell company through the actions described in Footnote 32 or otherwise.

RULE 419

The definition in applicable part of a “blank check company” is set forth in Rule 419.a.2.i  as follows:

Is a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity or person.

As demonstrated in the discussion of shell company status above, has a specific business plan or purpose, has taken and will continue to take significant steps to implement its business plan and has never indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity or person.

Accordingly, the Company’s offering is not subject to Rule 419 because the Company is not a blank check company.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
EnviraTrends, Inc.
Sarasota, FL

We have audited the accompanying balance sheet of EnviraTrends, Inc. (a development stage company) as of September 30, 2009, and the related statements of operations, stockholders' deficit, and cash flows for the period from June 22, 2009 (inception), to September 30, 2009. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, and audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of EnviraTrends, Inc as of September 30, 2009, and the results of its operations and its cash flows for the initial period then ended, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company is in the development stage and has not commenced operations. Its ability to continue as a going concern is dependent upon its ability to develop additional sources of capital, locate and complete a merger with another company and ultimately achieve profitable operations. These conditions raise substantial doubt about its ability to continue as a going concern. Management's plans regarding those matters also are described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Meeks International, LLC

Tampa, Florida
July 29, 2010

F-1

EXHIBIT 23.01

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation in this Registration Statement on Form S-1/A, of our report dated July 29, 2010 on our audits of the financial statements of EnviraTrends, Inc. as of September 30, 2009. We also consent to the related reference to our firm under the caption "Experts" in this Registration Statement.

Meeks International, LLC

Tampa, Florida
August 11, 2010